OMV Aktiengesellschaft

Report January – September and Q3 2008

including interim financial statements as of September 30, 2008

Robust performance in volatile environment

November 6, 2008
6:30 am (GMT), 7:30 am (CET)

Q2/08	Q3/08	Q3/07	Δ%	in EUR mn	9m/08	9m/07	Δ%	2007
951	723	619	17	EBIT	2,469	1,693	46	2,184
1,083	928	625	49	Clean EBIT	2,803	1,689	66	2,377
684	453	517	(12)	Net income after minorities	1,583	1,261	26	1,579
741	557	489	14	Clean net income after minorities	1,742	1,241	40	1,649
2.29	1.52	1.73	(12)	EPS in EUR	5.30	4.22	25	5.29
2.48	1.86	1.64	14	Clean EPS in EUR	5.83	4.16	40	5.52
1,085	801	443	81	Cash flow from operations	2,699	1,569	72	2,066
–	–	–	n.a.	Dividend per share in EUR	–	–	n.a.	1.25

- **Favorable pricing environment offset adverse FX movements to drive clean EBIT 49% higher to EUR 928 mn versus Q3/07**
- **Strong performance across all segments: E&P clean EBIT up 53%; R&M clean EBIT up 36%; G&P clean EBIT up 21%; Petrom contributed EUR 347 mn to clean EBIT, up 93%**
- **Clean net income after minorities was EUR 557 mn; Clean EPS after minorities was EUR 1.86**
- **A healthy balance sheet with a gearing ratio of 26% and a strong operating cash flow put OMV in a good position to bridge a period of weaker operating conditions**

Wolfgang Ruttenstorfer, CEO of OMV:
"This has been another solid performance from OMV and our ability to produce consistent earnings growth underlines the strength of our core business. Temporary oil and gas production shortfalls predominantly in the UK and Romania were offset by higher volumes in Austria, Tunisia and Yemen leading to a strong contribution from our upstream business. In addition to strong refining and petrochemical margins the marketing contribution improved thanks to high volumes across our markets. In recent months, oil prices have declined rapidly from the record levels seen during the first six months and are unlikely to recover significantly in the balance of the year. While the current economic climate is likely to slow down growth rates in certain markets, to date we have seen no significant impact on oil and gas demand in CEE as a result of recent events. OMV's integrated business and solid financial structure position us well to cope with any challenges and opportunities in the weakening market environment."

Content

Move & More. OMV

Financial highlights

Third quarter 2008 (Q3/08)

In Q3/08, results were again driven by an overall strong crude price environment. The average Brent price exceeded last year's Q3 average by 54%; however, the decline within the quarter brought negative inventory effects in refining. The **Group's EBIT** of EUR 732 mn was 17% above the level of Q3/07. Due to high special charges, the reported EBIT contribution of **Petrom** was only EUR 187 mn. The **net financial result** was clearly below the Q3/07 level, which was helped by positive one-off income at Borealis. **Net income after minorities** of EUR 453 mn was down by 12% compared to last year. **Clean EBIT** was up by 49% at EUR 928 mn excluding net **special charges** of EUR 206 mn, which mainly related to the impairment of the book value of the Arpechim fuels refinery. **Petrom's** clean EBIT contribution increased by 93% to EUR 347 mn. **Clean net income after minorities** was EUR 557 mn and **clean EPS after minorities** was EUR 1.86, up by 14% on Q3/07. At the end of September, **net debt** of the Group was EUR 2,844 mn and the **gearing ratio** stood at 26.5%.

In **Exploration and Production (E&P)**, clean EBIT increased by 53% compared to Q3/07 to EUR 755 mn despite the negative impact of USD exchange rates, essentially reflecting the favorable oil price environment compared to Q3/07. The Group's oil and gas production was 316,000 boe/d, at the same level as in Q3/07.

In **Refining and Marketing (R&M)**, clean EBIT was EUR 133 mn, exceeding Q3/07 by 36%. The high oil price had a negative effect on costs of own energy consumption in the refineries, while the decline in the crude price within the quarter led to negative inventory effects. The petrochemical business benefited from high margins. The marketing contribution improved considerably thanks to higher volumes and the strength of the non-oil business.

In **Gas and Power (G&P)**, clean EBIT increased by 21% to EUR 60 mn, mainly due to the strong contribution of the logistics business which benefited from the consolidation of the operating company of the WAG pipeline. The business unit gas supply, marketing and trading showed a higher result compared to Q3/07.

January – September 2008 (9m/08)

In 9m/08, the average Brent price in USD was 65% higher than in 9m/07. Overall, the Group generated a strong financial performance, with EBIT and net income well above last year's levels. The **Group's EBIT** of EUR 2,469 mn was 46% above the level of 9m/07; the EBIT contribution of **Petrom** amounted to EUR 699 mn, an increase of 38%. The **net financial result** decreased, reflecting mainly the increase in net interest expenses. **Net income after minorities** of EUR 1,583 mn was 26% above last year's level. **Clean EBIT** was 66% higher, at EUR 2,803 mn after excluding net special charges mainly relating to litigation provisions and the Arpechim impairment. **Petrom's** clean EBIT contribution thus stood at EUR 982 mn, up by 109%. **Clean net income after minorities** was EUR 1,742 mn and **clean EPS** after minorities was EUR 5.83, 40% above 9m/07.

In **E&P**, clean EBIT increased by 69% compared to 9m/07, mainly reflecting generally higher price levels, despite slightly lower production and a negative FX impact. The Group's oil and gas production stood at 316,000 boe/d, 1% below last year.

In **R&M**, clean EBIT increased by 84% compared to 9m/07, reflecting mainly positive inventory effects in the refineries as a consequence of the oil price rise as well as improvements in marketing, which more than compensated for a weaker petrochemicals result west.

In **G&P**, clean EBIT increased by 12% driven by the contribution from the logistics business, which was supported by increased storage utilization and higher transportation volume sold as well as the consolidation of Baumgarten-Oberkappel Gasleitungsgesellschaft mbH.

Significant events in Q3/08

On August 6, OMV revoked its declaration of intent to combine OMV and MOL, as the European Commission has indicated that it would not accept the commitments that OMV had proposed during the antitrust process. Since other commitments would be unacceptable to OMV, OMV took the decision to withdraw the merger notification filed with the European Commission on January 31, 2008.

On September 1, OMV obtained credit ratings for the first time. Moody's assigned OMV a senior unsecured issuer rating of "A3" while Fitch assigned an issuer default rating of "A-", thereby underpinning OMV's strong credit quality.

In July, OMV announced the discovery and successful testing of condensate and gas in its Ahlem-1 exploration well in the Jenein Sud exploration permit in Southern Tunisia. Furthermore, OMV signed an agreement with Libyan NOC to renew the contracts for major oil fields. The contracts for OMV's blocks in Libya's Murzuq basin were extended to 2032 and were changed to EPSA IV contract terms. OMV acquired interests in licenses Kalat (OMV's share: 30%) and Barkhan (OMV's share: 15%), both situated in the province of Balochistan, southwest Pakistan. In Austria, the gas fields Strasshof and Ebenthal started production in August and are expected to contribute a combined daily production of 7,000 boe.

On August 28, OMV closed a share purchase agreement to acquire a 60% stake in Borasco Elektrik, a company engaged in the production and trading of electricity. Borasco Elektrik will set up an 890 MW gas-fired power plant in Samsun on the Turkish Black Sea Coast to supply the fast-growing Turkish market.

Outlook

Q3/08 and recent weeks have witnessed unprecedented turmoil on financial markets and also for the oil industry, which was affected by volatile crude oil prices and foreign exchange rates. Throughout the remainder of Q4/08 we expect the main market drivers (crude price, refining margins and the USD/EUR exchange rate) to remain highly volatile. Despite the sharp drop in the oil price – from a record USD 144/bbl level for Brent in July to around USD 60/bbl at the beginning of November – we expect crude oil prices to remain well above the level of 2007 (Brent in 2007: USD 72/bbl; 9m/08: USD 111/bbl) for the year as a whole. The Brent-Urals spread should be similar to 2007 level as the differential has been narrowing over the year. Despite the recent correction in oil prices we believe the longer term structural trends in supply and demand will cause prices to recover again and to remain at a high level. The average USD/EUR exchange rate for 2008 is expected to weaken compared to its 2007 average level, despite the strength of the USD seen in Q3/08 and recent weeks. We expect a relatively stable average RON versus the USD, with a depreciation against the EUR compared to 2007 average level. In the current environment we have seen a weakening of the RON compared to both the USD and EUR; however, thanks to interventions by the Romanian National Bank, the currency recovered short term. We expect further strong volatility of the RON. We anticipate the OMV indicator refining margin slightly above the level of 2007 (OMV indicator refining margin in 2007: USD 5.15/bbl; 9m/08: USD 5.77/bbl). This reflects resilient middle distillate spreads and the benefit of lower oil prices on the cost of own energy consumption in Q4/08.

The current financial market turbulence and its potential impact on the world economic climate are expected to lead to a slowdown in growth rates in OMV's relevant markets. The relatively low price elasticity for oil and gas products and the generally lower price levels following the sharp fall in oil price should support demand going forward. To date we have seen no significant negative impact on oil and gas demand in our CEE markets as a result of recent events. The expected cyclical downturn in petrochemicals is becoming evident.

OMV as an integrated oil and gas company with low leverage has the financial strength to bridge the period of a weaker economic environment. With its strong operating cash flow and solid financial structure, OMV is well positioned to cope with the challenges and opportunities of the current market. A recently signed Petrom three year multi currency revolving credit facility of EUR 375 mn and the unutilized OMV credit facility of EUR 1.5 bn committed until 2011 further secure OMV's financial flexibility. The Group's planned capital investments are being screened and prioritized to ensure these facilities are drawn as little as possible during the current climate.

To protect the Group's cash flow from the negative potential impact of falling oil prices, derivative instruments have been used to hedge the earnings in the E&P segment for approximately 37% of the planned oil production in 2009. Volumes hedged represent some 45% of the overall post tax risk basis. To achieve this goal, put spreads were used, where a price floor of USD 80/bbl is secured. Should oil price drop below USD 65/bbl in 2009, the hedge would pay out USD 15/bbl in addition to the realized market price through oil sales. The put spreads were financed via calls in order to avoid initial investment (zero cost structure), whereby the Group would not be able to profit from oil prices above approximately USD 110/bbl in 2009 for the above stated volume. In addition OMV entered a USD

hedging for an exposure of USD 1 bn for 2009, to secure cash flow and reduce the impact of volatility of EUR/USD movements. OMV therefore is only exposed to exchange rate movements within the range of EUR/USD 1.32 to 1.15.

The recent high volatility of currencies and stock markets are likely to burden OMV's equity and financial result in Q4/08. Potential marked to market value adjustments of MOL's HUF share price and potential Turkish lira translation effects of OMV's stake in Petrol Ofisi will be reflected in equity. The recent devaluation of the Turkish lira relative to the USD is expected to have an adverse effect on Petrol Ofisi's at-equity contribution in Q4/08.

In **E&P**, the Austrian gas fields, Strasshof and Ebenthal, were put on stream in August and are expected to add 5,000 boe/d to the production in Q4/08, ramping up to 7,000 boe/d thereafter. The field developments in New Zealand and Kazakhstan will only start producing at the end of this year or early 2009 resulting in a 2008 daily average production slightly lower than the previous year. The well modernization program in Romania should be completed by the end of 2008, and efforts to further enhance operational efficiencies will continue. The integration of the oil service business of Petromservice, acquired in February 2008, remains a key objective.

In **R&M**, the restructuring of the Bayernoil refinery network is scheduled to be finalized in Q4/08. The efficiency of the Bayernoil refinery network will be enhanced through the installation of a new hydrocracker in Q4/08 which will enable an increase in the share of heavy crude oil input and, at the same time, an improvement of the product yield by increasing middle distillates and reducing heavy fuel oil. The site in Ingolstadt was permanently shut down in Q3/08, leading to a reduction in the annual refinery capacity of Bayernoil from 12 mn t to 10.3 mn t (thereof OMV share: 45%). While petrochemical margins are expected to be strong in Q4/08, decreasing petrochemical demand will put pressure on the petrochemical result. In October, a fire at the co-generation power plant at the Schwechat refinery resulted in a reduced availability of the ethylene cracker. Due to decreasing oil prices, the refinery result is expected to be burdened by negative inventory effects.

In the **G&P** segment, the strengthening of the existing business activities contributes to sustainable and stable volumes and earnings. The environment in Romania – characterised by high import prices, an unchanged regulated market and increasing competition – continues to be challenging. For the Nabucco project an open season process is planned for 2009, which should lead to the first transport contracts. The feasibility study for the Adria LNG project is due to be completed in Q4/08. E.ON joined the Gate Terminal in Rotterdam as a new 5%-shareholder. A further part of the extension of the WAG pipeline is in construction, aiming to increase the transport capacity by 2011. The construction of the power plant at Petrobrazi in Romania continues according to plan.

At a glance

Q2/08	Q3/08	Q3/07	Δ%	in EUR mn	9m/08	9m/07	Δ%	2007
6,965	6,852	5,139	33	Sales [1]	19,772	14,314	38	20,042
752	752	508	48	EBIT E&P	2,183	1,371	59	1,933
200	(63)	81	n.m.	EBIT R&M	180	203	(11)	84
27	60	45	32	EBIT G&P	175	166	5	244
(28)	(26)	(15)	74	EBIT Corporate and Other	(70)	(48)	46	(77)
951	**723**	**619**	**17**	**EBIT Group**	**2,469**	**1,693**	**46**	**2,184**
812	755	492	53	Clean EBIT E&P [2]	2,246	1,330	69	1,978
256	133	98	36	Clean EBIT R&M [2]	430	234	84	224
43	60	50	21	Clean EBIT G&P [2]	191	171	12	250
(28)	(21)	(15)	36	Clean EBIT Corporate and Other [2]	(64)	(46)	40	(76)
1,083	**928**	**625**	**49**	**Clean EBIT [2]**	**2,803**	**1,689**	**66**	**2,377**
1,044	774	725	7	Income from ordinary activities	2,592	1,898	37	2,412
782	546	608	(10)	Net income	1,894	1,489	27	1,843
684	453	517	(12)	Net income after minorities	1,583	1,261	26	1,579
741	557	489	14	Clean net income after minorities [2]	1,742	1,241	40	1,649
2.29	1.52	1.73	(12)	EPS in EUR	5.30	4.22	25	5.29
2.48	1.86	1.64	14	Clean EPS in EUR [2]	5.83	4.16	40	5.52
1,085	801	443	81	Cash flow from operating activities	2,699	1,569	72	2,066
3.63	2.68	1.48	81	CFPS in EUR	9.03	5.25	72	6.92
2,628	2,844	2,217	28	Net debt/(net cash)	2,844	2,217	28	2,453
24	26	21	27	Gearing in %	26	21	27	24
765	1,062	942	13	Capital expenditures	2,641	3,031	(13)	4,118
–	–	–	n.a.	Dividend per share in EUR	–	–	n.a.	1.25
–	–	–	n.a.	ROFA (%)	32	27	20	25
–	–	–	n.a.	ROACE (%)	19	17	10	16
–	–	–	n.a.	ROE (%)	24	20	19	19
41,957	41,652	35,926	16	OMV employees	41,652	35,926	16	33,665
36,319	35,878	30,472	18	thereof Petrom group	35,878	30,472	18	28,233

[1] Sales excluding petroleum excise tax
[2] Adjusted for exceptional, non-recurring items

Exploration and Production (E&P)

Q2/08	Q3/08	Q3/07	Δ%	in EUR mn	9m/08	9m/07	Δ%	2007
1,404	1,439	1,076	34	Segment sales	4,024	2,955	36	4,247
752	752	508	48	EBIT	2,183	1,371	59	1,933
(60)	(3)	16	n.m.	Special items	(63)	41	n.m.	(45)
812	755	492	53	Clean EBIT	2,246	1,330	69	1,978

Q2/08	Q3/08	Q3/07	Δ%	Key performance indicators	9m/08	9m/07	Δ%	2007
28.3	29.1	29.2	0	Total hydrocarbon production in mn boe	86.6	87.5	(1)	117.2
310,000	316,000	317,000	0	Total hydrocarbon production in boe/d	316,000	320,000	(1)	321,000
14.9	15.3	15.1	1	Crude oil and NGL production in mn bbl	45.4	44.4	2	59.8
74.5	77.5	79.1	(2)	Natural gas production in bcf	231.2	241.2	(4)	321.6
121.18	115.09	74.75	54	Average Brent price in USD/bbl	111.11	67.22	65	72.39
111.62	107.42	68.04	58	Average realized crude price in USD/bbl	102.99	60.84	69	66.27
81.74	133.45	83.37	60	Exploration expenditure in EUR mn	273.44	173.94	57	331.29
82.74	96.11	50.99	89	Exploration expenses in EUR mn	205.65	108.17	90	221.20
14.68	15.66	13.51	16	OPEX in USD/boe	14.61	12.84	14	13.19

Thereof Petrom group (included above)

Q2/08	Q3/08	Q3/07	Δ%	in EUR mn	9m/08	9m/07	Δ%	2007
266	368	232	59	EBIT	923	621	49	806
(65)	(1)	38	n.m.	Special items	(66)	56	n.m.	(21)
332	369	194	90	Clean EBIT	989	565	75	826

Q2/08	Q3/08	Q3/07	Δ%	Key performance indicators	9m/08	9m/07	Δ%	2007
194,000	193,000	195,000	(1)	Total hydrocarbon production in boe/d	195,000	198,000	(1)	197,000
8.5	8.7	8.5	2	Crude oil and NGL production in mn bbl	25.7	25.4	1	34.0
1.4	1.4	1.4	(4)	Natural gas production in bcm [1]	4.2	4.4	(3)	5.8
117.24	113.55	72.22	57	Average Urals price in USD/bbl	108.07	63.96	69	69.38
104.84	103.41	64.05	61	Average realized crude price in USD/bbl	97.71	57.43	70	62.43
211.71	207.88	199.78	4	Regulated domestic gas price for producers in USD/1,000 cbm	205.64	179.59	15	183.98
18.99	19.42	17.57	11	OPEX in USD/boe	18.56	16.58	12	17.03

[1] Reported in bcm, as gas prices in Romania are based on 1,000 cbm

Third quarter 2008 (Q3/08)

- **High oil prices led to strong results, although the weaker USD was a burden compared to Q3/07**
- **Production volumes at Q3/07 level, increased volumes in Austria, Kazakhstan, Yemen and Tunisia compensated for lower volumes in Romania**
- **Negative FX effects and cost inflation weighed on OPEX in USD/boe**

Segment sales increased significantly in Q3/08 – despite a weaker USD/EUR FX-rate - mainly due to the favorable oil price environment. The **Brent** price in USD was 54% above the level of Q3/07, pushing the Group's average **realized crude price** by 58% to USD 107.42/bbl. The Urals crude price, the reference oil price in Romania, increased by 57%. The price differential between the Brent price and OMV's realized crude price in Q3/08 was USD 7.7/bbl (Q3/07: USD 6.7/bbl). The Group's average **realized gas price** in EUR was up by 18% compared to Q3/07, reflecting overall

gas price increases. In Q3/08, Petrom contributed RON 22 mn (EUR 6 mn) to the established Social Gas Fund, in line with the commitment to the Romanian government.

EBIT increased by 48% compared to Q3/07 despite almost stable production volumes. Higher volumes in Kazakhstan, Austria, Yemen and Tunisia almost compensated for the lower production volumes in Romania, New Zealand, Pakistan and the UK. The positive effects of the favorable oil price environment more than offset the adverse FX developments as well as higher exploration expenses and higher service costs in the industry. The weaker USD adversely affected oil revenues, whereas the weakening of the RON against the EUR (compared to Q3/07) had a positive impact on RON-denominated costs in EUR terms. Romanian gas prices in EUR terms were adversely affected by the weakening of the Romanian currency since they are fixed in RON. **Clean EBIT** was 53% above last year's level.

Production costs excluding royalties in USD/boe (OPEX) increased by 16% compared to Q3/07. At Petrom, OPEX/boe was up by 11%, mainly due to lower volumes, and increased electricity costs, but OPEX in other countries also had a negative impact (mainly due to general industry cost inflation). Further, unsuccessful appraisal wells had to be written off in Australia. **Exploration expenditures** increased by 60% to EUR 133 mn compared to Q3/07, mainly due to increased exploration activities in Libya, Romania, Egypt, and Tunisia. **Total production** of oil, NGL and gas remained almost stable compared to Q3/07 at 316,000 boe/d. **Oil and NGL production** was slightly above Q3/07 mainly due to gradually increasing production from Habban, Yemen and Tasbulat, Kazakhstan, thereby compensating for lower volumes in UK because of a maintenance shutdown at the FPSO Schiehallion and the sale of the Dunlin oil field. In Romania, as part of the well recompletion program aiming at reducing the number of maintenance shutdowns, 802 wells were modernized in Q3/08; the number of recompleted wells since the start of the program in 2007 reached 4,339. **Gas production** fell 2% compared to Q3/07. In Romania, gas production was negatively affected by high pressures in the local gas pipelines hampering access to the system, because of Petrom's lower delivery pressures. This could not be compensated by the additional volumes from the Strasshof (first phase) and Ebenthal field start-ups in Austria in Q3/08. Also, due to different lifting schedules in Libya and New Zealand, **total sales quantity** lagged 2% behind Q3/07 volumes.

Compared to Q2/08, EBIT remained at the same high level, despite higher OPEX and exploration expenses and a lower Brent price (5% below Q2/08), due to increased production volumes, as the result of the completion of the Aderklaa sour gas plant revamp in Q3 and a strengthening USD. Sales volumes were lower due to seasonally lower gas demand in Austria and lower liftings in Tunisia. Petrom benefited from a decreased Urals discount (vs. Brent) and a stronger RON against the EUR (increased gas price in EUR terms) but was adversely affected by higher costs in EUR terms. In Romania, production was slightly lower than in Q2/08 due to lower gas volumes, while oil production remained stable. Clean EBIT declined by 7% due to net special charges of EUR 60 mn, which were excluded in Q2/08, reflecting provisions for litigations in Romania, only partially compensated by book gains from asset sales.

January – September 2008 (9m/08)

Segment sales increased significantly due to higher price levels, despite weaker USD FX-rates. The Brent price increased by 65% compared to 9m/07, and the Group's average **realized crude price** was USD 102.99/bbl, an increase of even 69%. The Group's average **realized gas price** was up by 15%, mainly reflecting higher overall gas price level. The increase in the regulated domestic gas price for producers in Romania in 2008 is not contributing to the revenues as the effect is attributed to the Social Gas Fund.

EBIT rose by 59% compared to 9m/07, mainly due to significantly higher prices despite production volumes being slightly down and negative FX-effects. EBIT in the first line included special charges linked to litigations in Romania and special income from the sale of assets in Q2/08. **Clean EBIT** was therefore 69% above last year's level after deducting EUR 63 mn of net special charges, mainly due to the mentioned litigation provisions in Romania.

Production costs excluding royalties in USD/boe (OPEX) increased by 14% compared to 9m/07. At Petrom, OPEX was up 12%, mainly due to FX-effects (the RON strengthened by 2% against the USD) and general cost inflation. Most notably the revamp of Aderklaa, the maintenance stop at Schiehallion and the lower gas production in Romania caused a negative impact on unit costs. **Exploration expenditures** were up 57% on 9m/07, mainly driven by increased activity at Petrom (9m/08: EUR 125 mn), Austria, and the core region North Africa. **Total production** of oil, NGL and gas fell by 1%. **Oil and NGL production** was 2% above 9m/07, mainly due to increased production in Libya, Yemen, Tunisia and Kazakhstan. **Gas production** fell by 4%. At Petrom, gas production was negatively impacted by wells workovers, water influx in some wells as well as technical difficulties due to the pipeline pressure.

Refining and Marketing (R&M)

Q2/08	Q3/08	Q3/07	Δ%	in EUR mn	9m/08	9m/07	Δ%	2007
6,047	5,867	4,413	33	Segment sales	16,619	11,764	41	16,312
200	(63)	81	n.m.	EBIT	180	203	(11)	84
1	40	16	155	thereof petrochemicals west	46	80	(43)	63
(56)	(196)	(18)	n.m.	Special items	(249)	(30)	n.m.	(140)
256	133	98	36	Clean EBIT	430	234	84	224

Q2/08	Q3/08	Q3/07	Δ%	Key performance indicators	9m/08	9m/07	Δ%	2007
6.76	6.24	3.91	60	OMV indicator refining margin in USD/bbl	5.77	5.41	7	5.15
5.83	6.41	6.20	3	Refining input in mn t	18.23	17.67	3	23.22
84	86	90	(4)	Utilization rate refineries in %	86	86	(1)	85
5.75	5.81	5.58	4	Refining sales volumes in mn t	16.92	16.03	6	21.42
0.57	0.55	0.54	3	thereof petrochemicals in mn t	1.67	1.60	5	1.97
4.74	4.84	4.80	1	Marketing sales volumes in mn t	13.78	12.78	8	17.09
2,527	2,524	2,518	0	Marketing retail stations	2,524	2,518	0	2,538

Thereof Petrom group (included above)

Q2/08	Q3/08	Q3/07	Δ%	in EUR mn	9m/08	9m/07	Δ%	2007
(8)	(185)	(36)	415	EBIT	(215)	(149)	45	(274)
(44)	(160)	(14)	n.m.	Special items	(201)	(16)	n.m.	(101)
37	(25)	(22)	12	Clean EBIT	(14)	(133)	(90)	(173)

Q2/08	Q3/08	Q3/07	Δ%	Key performance indicators	9m/08	9m/07	Δ%	2007
1.12	0.01	2.00	(99)	OMV indicator refining margin east in USD/bbl	0.59	4.26	(86)	3.56
1.51	1.61	1.62	(1)	Refining input in mn t	4.57	4.50	2	5.92
76	80	80	(1)	Utilization rate refineries in %	76	75	2	74
1.48	1.50	1.53	(2)	Refining sales volumes in mn t	4.23	3.92	8	5.33
0.09	0.06	0.09	(34)	thereof petrochemicals in mn t	0.24	0.26	(11)	0.36
1.42	1.48	1.25	18	Marketing sales volumes in mn t	4.10	3.38	21	4.65
808	809	780	4	Marketing retail stations	809	780	4	807

Refining west: Schwechat (Austria), Burghausen and Bayernoil (Germany)
Refining east: Petrobrazi and Arpechim (Romania)

Third quarter 2008 (Q3/08)

- **Declining crude prices led to significant inventory losses while the cost of own energy consumption remained high due to the higher absolute level of crude price compared to Q3/07**
- **OMV indicator margin west was strongly supported by high middle distillate spreads**
- **Significantly stronger petrochemicals business west due to recovered margins and higher volumes**
- **Marketing result benefited from higher sales volumes at Petrom and the strong heating oil business compared to Q3/07**

The impact of higher price levels and sales volumes led to 33% higher **R&M segment sales** compared to Q3/07. **Clean EBIT** came in 36% above the level of Q3/07 mainly reflecting recovered petrochemical margins and a strong marketing business. In Q3/08, net special charges mainly included the impairment of the net book value of the Arpechim fuels refinery (EUR 157 mn) as well as provisions in connection with the restructuring of the Austrian and German activities (EUR 35 mn), resulting in a reported **EBIT** of EUR (63) mn.

The clean EBIT in **refining** was down significantly compared to Q3/07. A high refining margin could not compensate for the strong burden of the declining oil price which led to a

negative inventory effect in Q3/08, while in Q3/07 a positive inventory effect was recorded. The OMV indicator refining margin west of USD 8.64/bbl was driven by high middle distillate spreads; the western refineries in particular benefited from this as they include around 50% of middle distillate in their product yield. In contrast, the OMV indicator refining margin east dropped sharply to USD 0.01/bbl, compared to USD 2.00/bbl in Q3/07. Weaker gasoline and heavy product spreads, combined with the high cost of own energy consumption (reflected in the OMV indicator margins, but not in the NWE and Med Urals refining margins published by Reuters) and a lower Brent-Urals spread were the main reasons for this decline.

Overall **capacity utilization** stood at 86%, below the level of Q3/07. In Q3/08, the Bayernoil refinery Ingolstadt was closed. Therefore the annual capacity of the Bayernoil refinery network is reduced from 12 mn t to 10.3 mn t (of which OMV stake: 45%). Capacity utilization at refining east was 80% and the same level as in Q3/07. Total **refining sales** were 4% above Q3/07.

The **petrochemicals result west** (excluding Petrom) was considerably above the level of Q3/07, mainly reflecting 10% higher **petrochemicals sales volumes west** (excluding Petrom) compared to Q3/07, as a result of the capacity increase at Burghausen, which was completed in Q4/07, and recovered petrochemical margins.

The **marketing** result came in well above the level of Q3/07, mainly due to higher commercial margins and a strong non-oil business. Margin levels were supported by an improved heating oil business, which recovered from the weak level of Q3/07. **Marketing volumes** stayed at a similar level compared to Q3/07. Improved retail station management as well as increased demand led to significantly higher retail sales volumes at the Petrom sites, while retail volumes in more mature markets like Austria and Czech Republic came down slightly. As of September 30, 2008, the total number of **retail stations** in the Group was at the same level as at the end of September 2007. In line with the strategy to strengthen the non-oil business, the number of VIVA shops was increased to 997 shops per end of Q3/08 from 930 shops at the end of Q3/07.

Compared to Q2/08, clean EBIT in refining declined significantly. The OMV indicator refining margin came down, burdened by especially low spreads at Petrom mainly as a consequence of the lower Brent-Urals spread. The refining business recorded negative inventory effects, compared to substantial positive effects in Q2/08. In the petrochemicals business, volumes remained stable but margins recovered from the low levels of Q2/08. This led to a petrochemicals result west well above the level of Q2/08. The marketing business was much stronger than in Q2/08, supported by the positive effect of the seasonal increase in demand on volumes and also helped by a better non-oil business.

January – September 2008 (9m/08)

R&M **segment sales** increased by 41% due to higher price levels and volumes.

Despite considerable improvements in the marketing business, reported EBIT came in 11% below last year's level, mainly reflecting substantial net special charges and a weaker petrochemicals environment. **Clean EBIT** almost doubled compared to 9m/07 and excluded mainly the above-mentioned special charges as well as provisions for litigations booked in Q2/08.

The clean **refining** result improved significantly compared to 9m/07. Positive inventory effects and higher volumes more than compensated for the decline in the OMV indicator refining margin in EUR terms. The OMV indicator refining margin east, with a high proportion for fuels and losses in the calculation, was particularly affected by the high crude price environment.

Overall **capacity utilization** remained unchanged at 86%. Total **refining sales volumes** were up by 6%.

The **petrochemicals result west** (excluding Petrom) did not reach the excellent level of 9m/07, mainly reflecting the high cost of own energy consumption. **Petrochemicals sales volumes west** were 8% up compared to 9m/07, caused by increased capacity in Burghausen.

The **marketing** result came in significantly above the level of 9m/07. While margins in the retail sector were unchanged overall, margins in the commercial business increased by 27%, recovering from the poor 9m/07 levels, especially in diesel and domestic heating oil. Volumes in the retail and the commercial business at both Petrom and the rest of OMV's markets, showed a positive trend. Moreover, the non-oil business made a strong contribution to the improved marketing result.

Gas and Power (G&P)

Q2/08	Q3/08	Q3/07	Δ%	in EUR mn	9m/08	9m/07	Δ%	2007
735	703	589	19	Segment sales	2,500	2,051	22	3,096
27	60	45	32	EBIT	175	166	5	244
(17)	(1)	(5)	(88)	Special items	(17)	(5)	249	(7)
43	60	50	21	Clean EBIT	191	171	12	250

Q2/08	Q3/08	Q3/07	Δ%	Key performance indicators	9m/08	9m/07	Δ%	2007
2.56	2.21	2.24	(1)	Combined gas sales volumes in bcm	8.84	8.79	1	13.07
799,012	734,860	709,191	4	Average storage capacities sold in cbm/h	772,832	751,935	3	771,286
16.37	16.41	16.33	1	Total gas transportation sold in bcm	49.06	48.00	2	64.31

Thereof Petrom group (included above)

Q2/08	Q3/08	Q3/07	Δ%	in EUR mn	9m/08	9m/07	Δ%	2007
(13)	14	4	254	EBIT	17	35	(52)	49
(16)	0	(5)	n.m.	Special items	(15)	(5)	237	(6)
3	13	8	58	Clean EBIT	32	39	(19)	55

Q2/08	Q3/08	Q3/07	Δ%	Key performance indicators	9m/08	9m/07	Δ%	2007
370	480	280	71	Import price in USD/1,000 cbm	407	285	43	293
212	208	200	4	Regulated gas price for producers in USD/1,000 cbm	206	180	15	184
1.15	1.05	1.08	(2)	Gas sales volumes in bcm	3.70	3.84	(4)	5.26

Third quarter 2008 (Q3/08)

- **Higher results in the gas supply, marketing and trading business compared to Q2/08 and Q3/07 despite lower sales volumes**
- **Strong contribution from the transportation and storage businesses compared to Q3/07**
- **Doljchim fertilizer plant resumed production after maintenance shutdown in Q2/08**

EBIT increased by 32% compared to Q3/07. **Clean EBIT** was up 21%. The logistics business as well as gas supply, marketing and trading improved their results. Clean EBIT in Q3/07 was affected by an impairment of the gas distribution system in Romania.

Despite a challenging market environment the business unit **gas supply, marketing and trading** achieved better results compared to Q3/07 and contributed strongly to the G&P results. Total sales volumes were nearly flat compared to Q3/07, with slightly lower volumes at Petrom and higher volumes at EconGas.

The 2% increase in EconGas' sales volumes compared to Q3/07 mainly originates from increased trading activities and business outside the home market. Germany and Italy remain major target markets for EconGas. Increasing competition as well as a partly tense price situation on international spot markets put pressure on EconGas' EBIT (EUR 10 mn vs. EUR 12 mn in Q3/07). In Romania, import obligations (the requirement to sell a certain percentage of import gas to eligible customers since Q3/06) affected the result of Petrom's gas business. While the import price in USD increased by 71% compared to Q3/07, the average regulated domestic gas price for producers (relevant for Petrom) in Q3/08 was USD 208/1,000 cbm (RON 495/1,000 cbm), 4% higher compared to Q3/07 (5% in RON terms). Sales volumes declined by 2% compared to Q3/07 as the dry weather conditions in Romania in Q3/07 had resulted in increased generation from gas-fired power plants to compensate for lower hydropower generation. The result in Romania was supported by better margins and lower costs.

The **transportation business** reported marketed transportation volumes at last year's levels. The operating company of the WAG pipeline, the Baumgarten-Oberkappel Gasleitungsgesellschaft m.b.H. has been fully consolidated since Q4/07 and contributed positively to the result in Q3/08 (EUR 6 mn). The storage business profited from

solid demand, with both injection rates and volumes booked at higher levels than last year.

Doljchim, Petrom's fertilizer plant, which is reported as part of G&P as of Q1/08, benefited from higher sales prices for all products. A positive EBIT of EUR 3 mn was recorded in Q3/08.

Compared to Q2/08, clean EBIT rose by 40%, as results in Q2/08 were affected by the increase of the litigation provision in Petrom and the turnaround of the methanol plant as well as the impairment of assets at Doljchim. Reported EBIT even increased by 124%, caused by the positive contribution from Doljchim after the turnaround in Q2/08 and an improved result in the business unit gas supply, marketing and trading. Despite lower sales volumes, both EconGas and Petrom were able to improve their results. Particularly the conditions on EconGas' international spot markets were more advantageous compared to Q2/08. The logistics business showed stable results compared to Q2/08.

Although EconGas' volumes sold in Q3/08 were lower than in Q2/08 due to normal seasonality, volumes were positively impacted by cold weather in the middle of September as well as improved conditions on international spot markets. Higher electricity prices had a positive effect on the customer segment of power plants. Moreover, sales volumes showed an increasing share of international sales.

Petrom's lower sales volumes (down by 8%) were also linked to seasonality, in line with the trend of natural gas consumption in Romania, which was also down by 8% compared to Q2/08. The increase in the regulated end-consumer price and the slightly lower import quota resulted in better margins compared to Q2/08.

The logistics business experienced stable marketed transportation volumes. In the storage business demand for withdrawal rates showed the expected seasonal decline; injection rates, on the other hand, reflected the strong demand typical for the summer months.

Compared to Q2/08, the EBIT recorded by Doljchim in Q3/08 was significantly higher, as Q2/08 had been adversely affected by the major refurbishment of the methanol plant, by impairment of assets and by the increase of the litigation provision.

January – September 2008 (9m/08)

EBIT was 5% above last year's level, due to the much stronger result of the logistics business, which is partly driven by the consolidation of Baumgarten-Oberkappel Gasleitungsgesellschaft m.b.H. **Clean EBIT** increased by 12%. The difference from reported EBIT is due to exclusion of the increase of the litigation provision and the impairment of assets at Doljchim in Q2/08.

Despite more challenging market conditions, **gas supply, marketing and trading** sales volumes increased slightly compared to 9m/07. Compared to 2007, the price situation on international spot markets was adverse during the summer period. Despite the fact that last year's conditions for portfolio optimization were more favorable, the international business activities remained at high level. Moreover, the regulatory situation and increasing import prices in Romania put pressure on the result. At Petrom, volumes were below last year, when power plants had generated increased demand; EconGas increased its volumes by 6.5% compared to the previous year.

The **logistics** business benefited from higher volumes. Starting in 2008, OMV introduced a new definition for the sold transportation capacity of gas, in line with European efforts towards harmonization and transparency. Due to the close interconnection of the pipelines and the increasing importance of sold capacities against the main flow direction of pipelines, the calculation is now based on quantities assigned to shippers or distributors at pipeline connection points. These volumes are based on transit as well as domestic volumes. Total gas transportation sold increased, primarily due to higher volumes sold on the Penta West and WAG pipeline systems. The operating company of the WAG pipeline, the Baumgarten-Oberkappel Gasleitungsgesellschaft m.b.H. has been fully consolidated since Q4/07 and contributed positively to the result (EUR 23 mn). Compared to 9m/07, storage volumes and rates sold were higher. The result of the logistics business therefore improved significantly, rising by 48%.

Doljchim, Petrom's fertilizer plant contributed EUR 4 mn to the clean EBIT in 9m/08, while the reported EBIT was negative at EUR (8) mn due to the increase of the provisions for litigation, the impairment of assets and the turnaround of the methanol plant in Q2/08.

Legal principles and general accounting policies

The interim condensed consolidated financial statements for the nine months ended September 30, 2008, have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as of December 31, 2007.

The accounting policies adopted in preparation of the interim condensed consolidated financial statements are consistent with those followed in preparation of the Group's annual financial statements for the year ended December 31, 2007. The valuation methods in effect on December 31, 2007, remain unchanged.

The interim consolidated financial statements for 9m/08 are unaudited and an external review by an auditor was not performed.

Changes in the consolidated Group

Compared with the consolidated financial statements as of December 31, 2007, the consolidated Group changed as follows:

In E&P, OMV (EGYPT) Exploration GmbH, Vienna, has been fully consolidated since Q1/08, while OMV (SLOVAKIA) Exploration GmbH, Vienna, has been fully consolidated since Q3/08.

In R&M, the remaining 20.33% interest in Wärme-Energie Vorarlberg Beratung- und Handels GmbH, Lustenau, was acquired as of January 1, 2008 and merged into OMV Wärme VertriebsgmbH. The interest held in Petrol Ofisi A.S., which is consolidated at-equity, was increased by a further 2.00%points to 41.58% at the end of September 2008.

In G&P, OMV Gas Ve Enerji Limited Sirketi, Istanbul, is fully consolidated since Q3/08; Borasco Elektrik Üretim Sanayi ve Ticaret A.S., Istanbul, has been consolidated at-equity starting in Q3/08. Reorganization transactions finalized in Q3/08 include the disposal of the fully consolidated Ferngas Beteiligungs-Aktiengesellschaft, Vienna, and Oberösterreichische Ferngas Aktiengesellschaft, Linz (consolidated at-equity) as well as the addition of EGBV Beteiligungsverwaltung GmbH, Vienna, to the group of consolidated companies. In the course of this transaction the interest held in EconGas GmbH, Vienna, and its subsidiaries was increased to 58.81%. The interest in Cogeneration-Kraftwerke Management Oberösterreich GmbH, Linz, (consolidated at-equity) was divested in Q3/08.

Seasonality and cyclicality

Seasonality is of significance especially in G&P and R&M; for details please refer to the section Business segments.

In addition to the interim financial statements and notes, further information on main items affecting the interim financial statements as of September 30, 2008, is given as part of the description of OMV's business segments.

Income statement (unaudited)

Q2/08	Q3/08	Q3/07	Consolidated statement of income in EUR mn	9m/08	9m/07	2007
6,964.64	6,852.44	5,138.61	Sales revenues	19,771.70	14,314.15	20,042.04
(64.27)	(66.12)	(59.92)	Direct selling expenses	(175.63)	(163.45)	(216.17)
(5,405.61)	(5,574.20)	(4,091.97)	Production costs of sales	(15,782.79)	(11,378.60)	(15,953.35)
1,494.75	**1,212.11**	**986.72**	**Gross profit**	**3,813.29**	**2,772.10**	**3,872.52**
56.85	73.52	55.88	Other operating income	192.95	156.39	211.93
(206.57)	(223.16)	(223.95)	Selling expenses	(615.49)	(666.24)	(900.20)
(76.01)	(73.32)	(75.18)	Administrative expenses	(217.31)	(232.31)	(323.79)
(82.74)	(96.11)	(50.99)	Exploration expenses	(205.65)	(108.17)	(221.20)
(2.63)	(2.36)	(0.89)	Research and development expenses	(8.67)	(3.95)	(15.46)
(232.49)	(168.05)	(72.86)	Other operating expenses	(490.19)	(225.04)	(439.32)
951.16	**722.63**	**618.74**	**Earnings before interest and taxes (EBIT)**	**2,468.92**	**1,692.78**	**2,184.49**
66.31	80.12	128.88	Income from associated companies	183.75	250.48	298.00
80.40	0.32	6.81	Dividend income [1]	90.22	46.72	53.23
(39.40)	(52.00)	(57.80)	Net interest income [1]	(141.57)	(83.87)	(127.43)
(14.71)	23.35	28.12	Other financial income and expenses [1]	(9.79)	(7.97)	3.84
92.60	**51.79**	**106.01**	**Net financial result [1]**	**122.61**	**205.37**	**227.65**
1,043.76	**774.42**	**724.75**	**Profit from ordinary activities**	**2,591.53**	**1,898.14**	**2,412.14**
(262.01)	(228.74)	(117.11)	Taxes on income	(698.02)	(408.94)	(569.34)
781.76	**545.68**	**607.64**	**Profit from ordinary activities post taxes**	**1,893.51**	**1,489.20**	**1,842.80**
781.76	**545.68**	**607.64**	**Net income for the period**	**1,893.51**	**1,489.20**	**1,842.80**
683.81	**453.02**	**517.44**	**thereof attributable to own shareholders**	**1,582.58**	**1,260.62**	**1,578.84**
97.94	92.66	90.20	thereof attributable to minority interests	310.93	228.58	263.96
2.29	**1.52**	**1.73**	**Basic earnings per share in EUR**	**5.30**	**4.22**	**5.29**
2.29	1.52	1.73	Diluted earnings per share in EUR	5.29	4.21	5.28
–	–	–	**Dividend per share in EUR**	–	–	**1.25**

[1] Positions within the financial result have been reclassified according to IFRS 7 applied for the first time in Q4/07. Figures for previous periods have been adjusted accordingly.

Q2/08	Q3/08	Q3/07	Δ%	in EUR mn	9m/08	9m/07	Δ%	2007
66.31	**80.12**	**128.88**	**(38)**	**Income from associated companies**	**183.75**	**250.48**	**(27)**	298.00
25.89	57.37	80.64	(29)	thereof Borealis	132.70	168.14	(21)	186.06
38.74	22.80	46.57	(51)	thereof Petrol Ofisi	45.36	79.99	(43)	103.94
–	–	(6.79)	n.a.	thereof AMI	–	(14.08)	n.a.	(14.08)
1.22	–	4.70	n.a.	thereof Oberösterreichische Ferngas	5.09	8.01	(36)	12.55

Notes to the income statement

Third quarter 2008 (Q3/08)

The 33% increase in **consolidated sales** compared to Q3/07 was mainly driven by high crude and product prices. R&M represented 85% of total consolidated sales, G&P accounted for 10% and E&P for approximately 5% (sales in E&P being largely intra-group sales rather than third party sales).

The **Group's EBIT**, at EUR 723 mn, was 17% above the level of Q3/07, with high oil prices more than offsetting the weaker USD and substantial one-off special charges. **Petrom group** contributed EUR 187 mn to the Group EBIT, due to substantial net special expenses, a 6% decrease compared to Q3/07.

In Q3/08, **net special charges** of EUR 206 mn mainly related to Arpechim's fuels refinery net book value impairment and restructuring expenses in Austria and Germany. In today's environment within Petrom's refining business, the Arpechim refinery cannot generate the required rate of return due to the high own energy consumption, unfavorable product yields and high fixed costs. The investment focus will be to ensure health,

safety, security and environment (HSE) compliance and as a result no improvement in its profitability is anticipated in the mid term. To reflect these developments an impairment of EUR 157 mn has been booked in Q3/08, which represents the total book value of the Arpechim fuels refinery.

Clean EBIT increased by 49% to EUR 928 mn; the contribution of **Petrom** to the Group's clean EBIT was EUR 347 mn, 93% above last year's level.

The **net financial result** of EUR 52 mn was well below Q3/07. Last year's financial result was driven by an extraordinary high at-equity result contributed by Borealis, partly due to a sale of a site in Norway, and by a strong, partly FX-gain driven contribution from Petrol Ofisi.

Current taxes on income of the Group were EUR 246 mn and income from **deferred taxes** of EUR 17 mn was recognized in Q3/08. The **effective corporate tax rate** of the Group was 30% in Q3/08 (Q3/07: 16%). This significant increase is mainly attributable to the new contracts in Libya which came into effect in Q3/08 and lower profit contributions of at-equity consolidated subsidiaries compared to Q3/07. In addition, the lower effective tax rate in Q3/07 was due to the one-off effect related to the tax rate change in Germany in 2007.

Net income after minorities (i.e. net income attributable to own shareholders) was EUR 453 mn, down 12% compared to Q3/07. Minority interests were EUR 93 mn. **Clean net income after minorities** was EUR 557 mn (Q3/07: EUR 489 mn). **EPS** for the quarter was EUR 1.52 and **clean EPS** was EUR 1.86 (Q3/07: EUR 1.73 and EUR 1.64 respectively).

Compared to Q2/08, sales decreased slightly, mainly driven by lower crude and product prices. EBIT was down by 24%, due to negative inventory effects in R&M and substantial one-off special charges. In Q3/08, clean EBIT decreased by 14% compared to Q2/08, mainly related to slightly lower oil prices and higher exploration expenses in E&P and negative inventory effects in R&M. The net financial result was well below Q2/08. Q3/08 financial result was positively affected by a strong contribution from Borealis. The Q2/08 financial result was driven by the booking of the MOL dividend. The effective corporate tax rate increased from 25% in Q2/08 to 30%. This increase was mainly attributable to the new contracts in Libya which came into effect in Q3/08. In the previous quarter the tax-free dividend of MOL lowered the Group's effective tax rate. Net income after minorities was down by 34% compared to Q2/08. Clean net income after minorities decreased by 25%.

January – September 2008 (9m/08)

The 38% increase in **consolidated sales** compared to 9m/07 was mainly driven by high crude and product prices. R&M represented 84% of total consolidated sales, G&P accounted for 12% and E&P for approximately 4% (sales in E&P being largely intra-group sales rather than third party sales).

The **Group's EBIT**, at EUR 2,469 mn, was 46% above the level of 9m/07, with high oil prices more than offsetting the weaker USD and substantial one-off special charges. The EBIT contribution of **Petrom group** increased, despite substantial net special expenses, to EUR 699 mn, 38% higher than in 9m/07. In 9m/08, **net special charges** of EUR 334 mn were recorded, mainly related to provisions for litigations in Romania, impairment of Arpechim and restructuring expenses in Austria and Germany. **Clean EBIT** increased by 66% to EUR 2,803 mn; the contribution of Petrom to the Group's clean EBIT was EUR 982 mn, 109% above last year's level.

The **net financial result** at EUR 123 mn came in below previous year's level, mainly as a result of the weaker net interest result due to an overall higher gearing level and the weaker contribution from Borealis and Petrol Ofisi to the at-equity result, which were partly offset by the higher MOL dividend income.

Current taxes on income of the Group were EUR 698 mn. So far no material **deferred tax expense** has been recognized in 2008. The **effective corporate tax rate** was 27% (9m/07: 22%). This increase is attributable to a relatively lower profit contribution of net-of-tax at-equity incomes compared to high-taxed E&P results. In addition, the lower effective tax rate in 9m/07 was due to the one-off effect related to the tax rate change in Germany in 2007.

Net income after minorities was EUR 1,583 mn, up 26% on 9m/07. Minority interests were EUR 311 mn (9m/07 EUR 229 mn). **Clean net income after minorities** was EUR 1,742 mn (9m/07: EUR 1,241 mn). **EPS** was EUR 5.30 and **clean EPS** was EUR 5.83 (9m/07: EUR 4.22 and EUR 4.16 respectively).

Balance sheet, capital expenditure and gearing (unaudited)

Consolidated balance sheet in EUR mn	Sept. 30, 2008	Dec. 31, 2007
Assets		
Intangible assets [1]	844.74	521.32
Property, plant and equipment [1]	10,179.97	8,928.65
Investments in associated companies	2,235.90	2,125.63
Other financial assets	2,468.69	3,167.74
Other assets	50.35	16.50
Non-current assets	**15,779.65**	**14,759.85**
Deferred taxes	**99.03**	**55.53**
Inventories	2,921.90	2,444.17
Trade receivables	2,729.41	2,409.20
Other financial assets	305.67	594.04
Income tax receivables	109.58	61.83
Other assets	228.26	193.98
Cash and cash equivalents	695.81	699.56
Non-current assets held for sale	19.13	31.34
Current assets	**7,009.77**	**6,434.13**
Total assets	**22,888.46**	**21,249.51**
Equity and liabilities		
Capital stock	300.00	300.00
Reserves	8,221.43	7,838.69
Stockholders' equity	**8,521.43**	**8,138.69**
Minority interests	2,230.25	2,200.83
Equity	**10,751.69**	**10,339.52**
Provisions for pensions and similar obligations	977.76	923.06
Bonds	474.43	466.99
Interest-bearing debts	1,272.80	448.81
Provisions for decommissioning and restoration obligations	1,604.58	1,555.95
Other provisions	200.90	276.22
Other financial liabilities	303.16	93.06
Other liabilities	18.20	16.42
Non-current liabilities	**4,851.83**	**3,780.51**
Deferred taxes	**339.54**	**307.82**
Trade payables	2,672.01	2,195.62
Bonds	–	–
Interest-bearing debts	1,777.39	2,514.83
Provisions for income taxes	227.68	85.37
Other provisions	435.96	422.93
Other financial liabilities	688.23	694.99
Other liabilities	1,142.92	880.37
Liabilities associated with assets held for sale	1.23	27.56
Current liabilities	**6,945.40**	**6,821.67**
Total equity and liabilities	**22,888.46**	**21,249.51**

[1] From Q1/08 onwards, unproved mineral property and related assets have been reclassified and are shown as part of intangible assets. Figures for previous periods have been adjusted accordingly.

Notes to the balance sheet as of September 30, 2008

Capital expenditure decreased to EUR 2,641 mn (9m/07: EUR 3,031 mn), as CAPEX in 9m/07 had been exceptionally high due to the increase of OMV's stake in the Hungarian oil and gas company, MOL, from 10% to 20.2% until end of September 2007.

E&P invested EUR 1,874 mn (9m/07: EUR 936 mn) mainly in the acquisition of the oil service activities of Petromservice, field developments in Romania, Austria, the UK, Kazakhstan and New Zealand and signature bonuses agreed with the Libyan NOC for the oil fields NC115 and NC186 as well as for Nafoora Augila oil field. CAPEX in the **R&M** segment amounted to EUR 522 mn (9m/07: EUR 709 mn); this comprised mainly investments in quality-enhancement projects in Austria and Romania. CAPEX in the **G&P** segment of EUR 196 mn (9m/07: EUR 98 mn) related mainly to investments in the construction of power plants in Brazi and Samsun, in the fertilizer plant Doljchim, and the West-Austria gas pipeline (WAG) expansion project. CAPEX in the **Co&O** segment was EUR 50 mn (9m/07: EUR 1,288 mn, of which EUR 1,205 mn related to MOL).

Compared to year-end 2007, **total assets** increased by EUR 1,639 mn or 7.7% to EUR 22,888 mn. This was mainly related to a significant increase in property, plant and equipment (from EUR 8,929 mn at the end of 2007 to EUR 10,180 mn at the end of September 2008), and in inventories amounting to EUR 478 mn as well as in trade receivables of EUR 320 mn. The decrease in financial assets partly compensated the above-mentioned increases and was driven by the reduction in investments in securities as well as a reduction in the value of the MOL stake, due to the decline in MOL's share price. This decline had no impact on the net income since the change in value has been directly presented in equity.

The ownership of 10 mn MOL shares was transferred temporarily in the course of a short-term financing transaction ("Sale and Repurchase Agreement"). As the economic ownership of these shares still lies with OMV, they remain included in other financial assets; the financial liability is reported under interest-bearing debts.

Equity increased by approximately 4%. The Group's **equity ratio** of 47% decreased slightly compared with year-end 2007 (49%).

The total **number of own shares** held by the Company amounted to 1,237,875 as of September 30, 2008 (December 31, 2007: 1,269,066).

As of September 30, 2008, short- and long-term borrowings and bonds stood at EUR 3,540 mn (December 31, 2007: EUR 3,431 mn) while cash and cash equivalents (including current securities and investments) decreased to EUR 696 mn (December 31, 2007: EUR 978 mn). OMV therefore increased its **net debt** position to EUR 2,844 mn, compared to EUR 2,453 mn at the end of 2007.

As of September 30, 2008, the **gearing ratio** stood at 26.5% (December 31, 2007: 23.7%).

Cash flows (unaudited)

Q2/08	Q3/08	Q3/07	Summarized statement of cash flows in EUR mn	9m/08	9m/07	2007
781.76	545.68	607.64	Net income for year	1,893.51	1,489.20	1,842.80
272.06	459.51	255.98	Depreciation and amortization	935.95	671.59	977.46
(0.82)	(1.49)	(3.73)	Write-ups of non-current assets	(5.54)	(5.24)	(5.69)
1.56	(17.47)	(33.87)	Deferred taxes	0.25	3.04	22.97
(10.44)	(3.44)	0.07	Losses/(gains) on the disposal of non-current assets	1.60	8.15	17.43
(1.37)	16.85	(31.26)	Net change in provisions for pensions and severance payments	9.19	(82.08)	(58.30)
19.96	(76.06)	52.28	Net change in other long-term provisions and abandonment payments	(73.34)	65.70	89.10
(157.04)	(47.60)	(145.86)	Other adjustments	(210.17)	(195.91)	(214.79)
905.67	**875.99**	**701.26**	**Sources of funds**	**2,551.43**	**1,954.46**	**2,670.98**
(450.54)	(245.43)	(83.29)	(Increase)/decrease in inventories	(481.58)	(344.04)	(500.17)
(481.17)	333.97	(326.05)	(Increase)/decrease in receivables	(200.06)	(416.48)	(755.67)
956.72	(223.15)	186.36	(Decrease)/increase in liabilities	621.24	417.67	553.01
154.66	59.27	(35.52)	(Decrease)/increase in short-term provisions	207.99	(42.91)	98.11
–	–	0.00	Other changes	–	–	–
1,085.34	**800.65**	**442.76**	**Net cash from operating activities**	**2,699.04**	**1,568.70**	**2,066.25**
			Investments			
(630.56)	(917.87)	(607.41)	Intangible assets and property, plant and equipment	(2,561.34)	(1,588.56)	(2,317.82)
(74.32)	(135.43)	(219.61)	Investments, loans and other financial assets	(254.47)	(1,330.79)	(1,419.34)
–	–	–	Acquisitions of subsidiaries net of cash acquired	(1.08)	(5.18)	(3.98)
3.27	0.18	(10.28)	(Increase)/decrease in short-term financial assets and assets held for sale	279.46	26.45	26.23
			Disposals			
20.15	30.25	24.91	Proceeds from sale of non-current assets	256.59	92.83	125.73
–	28.93	0.15	Proceeds from the sale of subsidiaries, net of cash disposed	28.93	15.92	15.76
(681.46)	**(993.94)**	**(812.25)**	**Net cash used in investing activities**	**(2,251.91)**	**(2,789.32)**	**(3,573.42)**
881.27	(10.27)	12.58	(Decrease)/Increase in long-term borrowings	885.13	18.43	23.19
(41.82)	(0.76)	(6.50)	Repayments of long-term borrowings	(47.89)	(221.07)	(232.05)
–	–	–	Repurchase of convertible bonds	–	(1.12)	(1.12)
(0.04)	–	–	Repurchase of own shares	(0.04)	(64.86)	(64.86)
(777.42)	315.50	334.11	(Decrease)/increase in short-term borrowings	(741.54)	1,324.67	1,421.34
(547.09)	–	(17.60)	Dividends paid	(547.09)	(485.83)	(487.21)
0.04	–	0.96	Capital introduced including sale of treasury shares	1.31	0.96	0.96
(485.06)	**304.47**	**323.55**	**Net cash from financing activities**	**(450.12)**	**571.18**	**660.25**
4.88	9.82	(38.22)	Effect of exchange rate changes on cash and cash equivalents	(0.76)	10.56	(17.78)
(76.31)	**121.00**	**(84.16)**	**Net (decrease)/increase in cash and cash equivalents**	**(3.76)**	**(638.88)**	**(864.70)**
651.11	574.81	1,009.54	Cash and cash equivalents at beginning of period	699.56	1,564.26	1,564.26
574.81	**695.81**	**925.38**	**Cash and cash equivalents at end of period**	**695.81**	**925.38**	**699.56**

Notes to the cash flows

In 9m/08, **free cash flow** (defined as net cash from operating activities less net cash used in investing activities) showed an inflow of funds of EUR 447 mn (9m/07: outflow of EUR 1,221 mn). Dividends of EUR 547 mn were paid out in 9m/08 to OMV shareholders and minority interests (9m/07: EUR 486 mn). **Free cash flow less dividend payments** resulted in a cash outflow of EUR 100 mn (9m/07: EUR 1,706 mn).

The inflow of funds from net income, adjusted for non-cash items such as depreciation, net change of provisions, non-cash income from investments and other positions, was EUR 2,551 mn (9m/07: EUR 1,954 mn); **net working capital** generated an additional cash inflow of EUR 148 mn (9m/07: cash outflow of EUR 386 mn).

Cash flow from investing activities (outflow of EUR 2,252 mn, 9m/07: outflow of EUR 2,789 mn) includes – besides increased payments for investments in intangible assets and property, plant and equipment and decreased cash outflows for investments in financial assets – significantly increased cash inflows mainly from the disposal of financial assets. **Cash flow from financing activities** reflected an outflow of funds amounting to EUR 450 mn (9m/07: inflow of funds of EUR 571 mn), mainly resulting from dividend payments.

Changes in stockholders' equity (unaudited)

in EUR 1,000	Share capital	Capital reserves	Revenue reserves	Other reserves	Treasury shares	OMV stock-holders	Minority interests	Stockholders' equity
January 1, 2008	300,000	782,385	8,318,288	751,943	(13,929)	8,138,687	2,200,833	10,339,520
Unrealized gains/(losses) on revaluation of securities:								
Profit/(loss) for the period before taxes on income				(719,099)		(719,099)	(342)	(719,442)
Income taxes				(702)		(702)	55	(647)
Realized (gains)/losses recognized in income statement before taxes on income				19,653		19,653		19,653
Income taxes				(4,913)		(4,913)		(4,913)
on revaluation of hedges:								
Profit/(loss) for the period before taxes on income				(29,790)		(29,790)	(8,387)	(38,177)
Income taxes				7,305		7,305	2,097	9,402
Realized (gains)/losses recognized in income statement before taxes on income				7,357		7,357	(15,316)	(7,959)
Income taxes				(2,262)		(2,262)	3,725	1,463
Exchange differences from translation of foreign operations				(94,681)		(94,681)	(61,962)	(156,643)
Realized (gains)/losses recognized in income statement				(8,363)		(8,363)	(8,035)	(16,398)
Gains/(losses) recognized directly in equity, net of taxes on income				(825,496)		(825,496)	(88,166)	(913,661)
Net income for the period			1,582,576			1,582,576	310,934	1,893,511
Total gains/(losses) for the period			1,582,576	(825,496)		757,081	222,769	979,849
Dividends paid			(373,453)			(373,453)	(173,635)	(547,088)
Repurchase of own shares					(40)	(40)		(40)
Sale of own shares		930			378	1,308		1,308
Increase/(decrease) in minority interests			(2,150)			(2,150)	(19,713)	(21,863)
September 30, 2008	300,000	783,315	7,525,262	(73,553)	(13,591)	8,521,433	2,230,254	10,751,687

in EUR 1,000	Share capital	Capital reserves	Revenue reserves	Other reserves	Treasury shares	OMV stock-holders	Minority interests	Stockholders' equity
January 1, 2007	300,003	795,298	5,042,902	854,989	(14,141)	6,979,051	2,197,209	9,176,260
Unrealized gains/(losses)								
on revaluation of securities:								
Profit/(loss) for the period								
before taxes on income				373,095		373,095	(3,189)	369,906
Income taxes				910		910	511	1,421
Realized (gains)/losses recognized in								
income statement before taxes on income				1,324		1,324	1,273	2,597
Income taxes				(213)		(213)	(204)	(417)
on revaluation of hedges:								
Profit/(loss) for the period								
before taxes on income				11,727		11,727	7,453	19,180
Income taxes				(5,066)		(5,066)	(1,895)	(6,961)
Realized (gains)/losses recognized in								
income statement before taxes on income				(2,599)		(2,599)	7,857	5,258
Income taxes				1,746		1,746	(1,472)	274
Recycling to acquisition cost				(9,707)		(9,707)	5,648	(4,059)
Income taxes				4,981		4,981	(904)	4,077
Exchange differences from translation								
of foreign operations				62,542		62,542	20,542	83,084
Gains/(losses) recognized directly in equity,								
net of taxes on income				438,740		438,740	35,620	474,360
Net income for the period			1,260,619			1,260,619	228,582	1,489,201
Total gains/(losses) for the period			1,260,619	438,740		1,699,359	264,202	1,963,561
Dividend distribution			(311,940)			(311,940)	(173,886)	(485,826)
Repurchase of own shares					(64,861)	(64,861)		(64,861)
Repurchase of convertible bonds		(255)				(255)		(255)
Sale of own shares		711			247	958		958
Converting of convertible bonds		(13,366)			64,727	51,361		51,361
Redemption of convertible bonds		(6)				(6)		(6)
Capital decrease	(3)	3	(99)		99	0		0
Increase/(decrease) in minority interests			358			358	(358)	0
September 30, 2007	**300,000**	**782,385**	**5,991,840**	**1,293,729**	**(13,929)**	**8,354,025**	**2,287,167**	**10,641,192**

Dividends

On May 14, 2008, the Annual General Meeting approved the payment of a dividend of EUR 1.25 per share, 19% up on last year (EUR 1.05 per share). This resulted in a total dividend payment of EUR 373 mn to OMV shareholders, compared to EUR 312 mn last year. In 9m/08, dividend payments to minorities amounted to EUR 174 mn, of which EUR 149 mn related to minority shareholders of Petrom.

Primary segment reporting

Sales [1]

Q2/08	Q3/08	Q3/07	Δ%	in EUR mn	9m/08	9m/07	Δ%	2007
1,404	1,439	1,076	34	Exploration and Production	4,024	2,955	36	4,247
6,047	5,867	4,413	33	Refining and Marketing	16,619	11,764	41	16,312
735	703	589	19	Gas and Power	2,500	2,051	22	3,096
85	107	58	84	Corporate and Other	264	205	29	261
8,271	**8,116**	**6,137**	**32**	**Segment subtotal**	**23,407**	**16,975**	**38**	**23,916**
(1,306)	(1,264)	(998)	27	less: internal sales	(3,635)	(2,661)	37	(3,874)
6,965	**6,852**	**5,139**	**33**	**OMV Group**	**19,772**	**14,314**	**38**	**20,042**

[1] Consolidation book entries were allocated to the respective business segments.

EBIT [1]

Q2/08	Q3/08	Q3/07	Δ%	in EUR mn	9m/08	9m/07	Δ%	2007
752	752	508	48	Exploration and Production	2,183	1,371	59	1,933
200	(63)	81	n.m.	Refining and Marketing	180	203	(11)	84
27	60	45	32	Gas and Power	175	166	5	244
(28)	(26)	(15)	74	Corporate and Other	(70)	(48)	46	(77)
951	**723**	**619**	**17**	**Segment subtotal**	**2,469**	**1,693**	**46**	**2,184**
(132)	**(206)**	**(6)**	**n.m.**	**Special items**	**(334)**	**4**	**n.m.**	**(192)**
(13)	(44)	(14)	214	thereof: Personnel and restructuring	(57)	(21)	171	(79)
(10)	(168)	(27)	522	Unscheduled depreciation	(178)	(21)	748	(86)
16	8	3	167	Asset disposal	28	22	27	26
(126)	(1)	31	n.m.	Other	(128)	24	n.m.	(52)
1,083	**928**	**625**	**49**	**OMV Group clean EBIT** [2]	**2,803**	**1,689**	**66**	**2,377**
812	755	492	53	thereof: Exploration and Production	2,246	1,330	69	1,978
256	133	98	36	Refining and Marketing	430	234	84	224
43	60	50	21	Gas and Power	191	171	12	250
(28)	(21)	(15)	36	Corporate and Other	(64)	(46)	40	(76)

[1] Consolidation book entries were allocated to the respective business segments.
[2] Special items are added back or deducted from EBIT; for more details please refer to each specific segment.

EBITD [1]

Q2/08	Q3/08	Q3/07	Δ%	in EUR mn	9m/08	9m/07	Δ%	2007
906	935	655	43	Exploration and Production	2,624	1,738	51	2,458
292	195	172	14	Refining and Marketing	614	465	32	474
42	67	54	23	Gas and Power	204	184	11	269
(17)	(14)	(6)	137	Corporate and Other	(38)	(22)	70	(39)
1,223	**1,182**	**875**	**35**	**OMV Group**	**3,405**	**2,364**	**44**	**3,161**

[1] Consolidation book entries were allocated to the respective business segments.

Other notes

Significant transactions with related parties

With the associated companies Borealis AG and Bayernoil Raffineriegesellschaft mbH, business transactions in the form of supplies of goods and services take place on a constant and regular basis.

Subsequent events

Please refer to the explanations given within the section Outlook of the Directors' report.

Declaration of the management

We confirm to the best of our knowledge that the interim financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group as required by the applicable accounting standards and that the Group Directors' report gives a true and fair view of important events that have occurred during the first nine months of the financial year and their impact on the interim financial statements, of the principal risks and uncertainties for the remaining three months of the financial year and of the major related party transactions to be disclosed.

Vienna, November 6, 2008

The Executive Board

Wolfgang Ruttenstorfer
Chairman

Gerhard Roiss
Deputy Chairman

Werner Auli

David C. Davies

Helmut Langanger

Economic environment: Oil prices and exchange rates


200
180
160
140
120
100
80
Q4/07
Q1/08
Q2/08
Q3/08
Brent
EUR/RON
EUR/USD
Rebased to 100

The increase in worldwide crude oil demand slowed down further. **Crude oil demand** grew by 0.5 mn bbl/d to 86.2 mn bbl/d in 9m/08. The overall increase resulted from a 1.1 mn bbl/d decrease in demand in the OECD area (especially USA) and a 1.6 mn bbl/d increase in non-OECD countries. About half of the additional demand came from Asia (especially China), but increases were also recorded in South America and the Middle East. **World production** at 86.9 mn bbl/d was 1.9% above the level of 9m/07, thus exceeding global demand by 0.7 mn bbl/d and resulting in increased reserves. OPEC's oil production reached a record level at 32.5 mn bbl/d in 9m/08. Excluding the new member Ecuador, production rose by 4.7%, or 1.4 mn bbl/d vs. to 9m/07. The main contributors to the increase were countries such as Saudi Arabia, Iraq, Kuwait and Angola, while within OPEC, production continued to decline in Nigeria. Also in the OECD and South America production levels could not be sustained (down by 0.4 mn bbl/d). In the CIS countries, production remained at 12.8 mn bbl/d.

The average **Brent price** in 9m/08 was at USD 111.11/bbl, 65% higher than in 9m/07. Until mid-July the oil price climbed to successive record levels: after exceeding the USD 100 mark in March, it reached its all-time high on July 3, at USD 144.22/bbl. This peak was, however, followed by a sharp decline, attributable at least in part to the crisis in global financial markets. The main reasons for the significant increase were supply and demand, inflationary pressure and the weak USD, concerns about crude oil delivery disruptions, as well as oil offering an alternative investment in conjunction with declining equity markets. From the summer onwards, however, the pessimistic expectations regarding the economic cycle and the development of demand for oil had a negative impact on the oil price. The average **Urals price** in 9m/08 was USD 108.07/bbl, 69% above 9m/07.

After a USD weakness in the first half of 2008 the trend reversed. The average **EUR/USD** exchange rate was 1.522 compared to 1.344 in 9m/07, i.e. a 13% weaker USD. The **Romanian leu (RON)** weakened in 9m/08 against the EUR to an average of 3.638/EUR, 10% below 9m/07.

Q2/08	Q3/08	Q3/07	Δ%		9m/08	9m/07	Δ%	2007
121.18	115.09	74.75	54	Average Brent price in USD/bbl	111.11	67.22	65	72.39
117.24	113.55	72.22	57	Average Urals price in USD/bbl	108.07	63.96	69	69.38
1.562	1.504	1.374	9	Average EUR/USD FX-rate	1.522	1.344	13	1.371
3.652	3.576	3.236	11	Average EUR/RON FX-rate	3.638	3.297	10	3.335
2.338	2.378	2.353	1	Average USD/RON FX-rate	2.394	2.455	(2)	2.436
9.44	10.54	3.53	199	NWE refining margin in USD/bbl	8.04	5.47	47	4.88
6.26	6.59	3.75	76	Med Urals refining margin in USD/bbl	5.52	5.73	(4)	5.32

Source: Reuters

Stock watch


130
120
110
100
90
80
70
60
50
Q4/07
Q1/08
Q2/08
Q3/08
FTSE Global Energy
OMV
ATX prime
FTSE Eurotop 100

After a strong performance in Q2/08, the **OMV share** price suffered strongly in Q3/08, burdened by the crisis on the international financial markets and declining oil prices. After reaching the quarterly high of EUR 49.10 on July 3, the share price started to weaken, ending the quarter at its low of EUR 29.33 on September 30. Thus, overall, the price for OMV shares on the Vienna Stock Exchange declined by 41% in Q3/08. International financial markets showed a similar picture with a considerably weaker performance of the FTSE Eurotop 100 (down by 11%), the Dow Jones (down by 4%) and the Nikkei (down by 16%). The Austrian lead index ATX lost 30% during Q3/08. The FTSE Global Energy Index (composed of the largest oil and gas companies worldwide) declined by 28%.

ISIN: AT0000743059	Market capitalization (September 30)	EUR 8,763 mn
Vienna Stock Exchange: OMV	Last (September 30)	EUR 29.33
Reuters: OMV.VI	Year's high (January 8)	EUR 57.80
Bloomberg: OMV AV	Year's low (September 20)	EUR 29.33
ADR Level I: OMVKY	Shares outstanding (September 30)	298,762,125
	Shares outstanding (weighted) in Q3/08	298,762,125
ISIN: AT0000341623	3.75% OMV bond (2003-2010)	

Abbreviations

bbl: barrel(s), i.e. 159 liters; bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm: cubic meter; Co&O: Corporate and Other; E&P: Exploration and Production; EPS: earnings per share; EUR: euro; FX: foreign exchange; G&P: Gas and Power; LNG: liquefied natural gas; m: meter; mn: million; n.a.: not available; n.m.: not meaningful; NGL: natural gas liquids; NWE: North-West European; R&M: Refining and Marketing including petrochemicals; RON: Romanian leu; t: tons; TRY: Turkish lira; USD: US dollar

OMV contacts

Ana-Barbara Kunčič, Investor Relations — Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Thomas Huemer, Press Office — Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com
Homepage: www.omv.com